

Mail Stop 4546

December 23, 2016

Via E-mail
Mr. Edward Myles
Chief Financial Officer
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, MA 02451

> **Re:** **AMAG Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K**
> **Furnished November 3, 2016**
> **File No. 1-10865**

Dear Mr. Edward Myles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015
Business, page 2
Feraheme for the treatment of IDA in patients with CKD, page 7

1. We note your disclosure that "following discussions with the FDA" you updated your Feraheme label to include a boxed warning related to the risks of serious hypersensitivity reactions or anaphylaxis. We further note on page 44 that your sales have already been negatively impacted by the label change. Please tell us the circumstances that led to the FDA's change in prescribing instructions and approval of a boxed warning for Feraheme at this time and quantify the impact to your sales, to the extent material. Please also explain whether similar concerns or adverse events led to the FDA's issuance of the

complete response letter in 2014 informing you that it could not approve your sNDA. Please also include similar disclosure in future filings.

Form 8-K Furnished November 3, 2016
Exhibit 99.1

2. Non-GAAP net income excludes any income tax expense. Please tell us how you will revise this disclosure to comply with Compliance & Disclosure Interpretations Question 102.11.

3. The reconciliation on page 9 is basically a non-GAAP income statement. Please tell us how you will revise this disclosure to comply with Compliance & Disclosure Interpretations Question 102.10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 or Mary Mast, Senior Accountant at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor, Staff Attorney, at (202) 551- 2544 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance